Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
CrowdGather, Inc.
Woodland Hills, CA

We consent to the use in this Amended Registration Statement (No. 333-173165) on Form S-1 of CrowdGather, Inc., of our report dated July 3, 2014, except for Note 6, as to which the date is September 17, 2014, relating to the financial statements of Plaor, LLC as of and for the years ended April 30, 2014 and 2013.

Our report dated July 3, 2014, except for Note 6, as to which the date is September 17, 2014,  contains an explanatory paragraph that states that Plaor, LLC has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Moody, Famiglietti & Andronico, LLP

Tewksbury, Massachusetts
September 17, 2014